SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward- looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Media Release	Corporate Affairs
100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 30 September 2005

ANZ and ING expand New Zealand joint venture with transfer
of NBNZ funds management and life insurance operations

ANZ today announced its funds management and life insurance joint venture with ING had been extended through the creation of a New Zealand joint venture including the funds management and life insurance businesses of The National Bank of New Zealand (NBNZ).

Key changes effective from today as part of the joint venture extension include:

•                  Establishment of ING New Zealand to be 49% owned by ANZ’s New Zealand subsidiary ANZ National Bank Limited and 51% by ING Group.

•                  Transfer of ING Australia’s New Zealand joint venture business to ING New Zealand.

•                  Sale of The National Bank of New Zealand’s funds management and life insurance business to ING New Zealand resulting in a one-off gain to ANZ of approximately NZ$16 million after tax in the 2005 financial year.

•                  Terms for the New Zealand joint venture which are consistent with ANZ and ING’s existing joint venture but adapted to meet New Zealand legal and other requirements.

The creation of ING New Zealand is consistent with the 2002 joint venture agreement between ANZ and ING and was foreshadowed by ANZ at the time of the acquisition of The National Bank of New Zealand in 2003.

ANZ National Bank Chief Executive Sir John Anderson said the joint venture arrangements gave a unique New Zealand focus to ING and confirmed its leading position in funds management, insurance and property management in New Zealand.

“The joint venture allows us to develop and grow ING New Zealand in a way which best suits the needs of our New Zealand customers and market. It combines ING’s experience and expertise in product management with the ANZ National Bank’s strength in distribution and client servicing for the benefit of customers of both companies.

“By leveraging the complementary strengths of ING and ANZ National Bank we have a unique opportunity to accelerate growth and to continue to shape the future of the industry in the coming years,” Sir John said.

The National Bank of New Zealand’s NZ$700 million in managed funds extends ING’s position as the largest retail fund manager in New Zealand and the addition of The National Bank’s insurance customers also sees ING become one of the country’s leading insurance operators.

For media enquiries contact:

In New Zealand	In Australia

Cynthia Brophy	Paul Edwards
General Manager Corporate Affairs	Head of Group Media Relations
Tel: +64-4-802 2382 or +64-21-832 500	Tel: +61-409-655 550
Email: cynthia.brophy@anznational.co.nz	Email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Company Secretary’s Office Australia and New Zealand Banking Group Limited Level 6, 100 Queen Street Melbourne VIC 3000 Phone 03 9273 6141 Fax 03 9273 6142 www.anz.com

7 October 2005

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

Sydney NSW 2000

CHANGES TO NON-EXECUTIVE DIRECTORS’ RETIREMENT SCHEME

As foreshadowed in the 2004 Annual Report, the ANZ Board of Directors has decided to discontinue the ANZ Directors’ Retirement Scheme with effect from 30 September 2005.

As a result, no new Non-executive Directors will be entitled to a retirement benefit and the accrued entitlements of all current Non-executive Directors under the scheme have been “frozen” as at 30 September 2005 and “preserved” until each such Director retires.

Each Director has been given the choice, subject to shareholder approval at the 2005 Annual General Meeting, to become entitled, on retirement, to receive either a cash sum (being the value of the “frozen” benefit, plus an amount equal to the interest that would have been earned in the meantime) or ANZ shares to the value of the “frozen” benefit . Where the share alternative has been chosen, these shares will be bought on market for the Non-executive Director(s) on 27 October 2005 and held in trust for those Directors until retirement.

Discontinuing the scheme is consistent with principles of best corporate governance published by the ASX. Full details regarding the closure of the Non-executive Director Retirement Scheme will be provided in the 2005 Notice of Annual General Meeting and Annual Report.

Yours faithfully

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Company Secretary’s Office Australia and New Zealand Banking Group Limited Level 6, 100 Queen Street Melbourne VIC 3000 Phone 03 9273 6141 Fax 03 9273 6142 www.anz.com

12 October 2005

The Manager

Company Announcements

Australian Stock Exchange

Level 10, 20 Bond Street

Sydney NSW 2000

ANZ HOLDINGS (NEW ZEALAND) LIMITED CAPITAL RESTRUCTURE

In relation to the Notes issued by ANZ Holdings (New Zealand) Limited, which are stapled to preference shares issued by Australia and New Zealand Banking Group Limited (“ANZ”) to form ANZ StEPS, we advise that on 23 September 2005, ANZ Holdings (New Zealand) Limited restructured its capital base to comply with the recently introduced New Zealand tax Thin Capitalisation legislation.

This involved ANZ Holdings (New Zealand) Limited issuing 2,368, 611 preference shares of AUD1,000 each to ANZ Funds Pty Ltd. The proceeds from this share placement were used to:

•                  Redeem 1,340,000 preference shares of AUD1,000 each held by Norway Funds Limited; and

•                  Repay a NZ$1.129bn loan from Upspring Limited.

Norway Funds Limited, Upspring Limited and ANZ Funds Pty Ltd are wholly owned subsidiaries within the ANZ group of companies. The impact of these transactions on profit and franking capacity at a group level is not expected to be material.

Yours faithfully

John Priestley

Company Secretary

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 20 October 2005

* Print the name and title of the signing officer under his signature.